SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

CORPORATE TAXPAYERS' ID (CNPJ): 00.108.786/0001 -65
CORPORATE REGISTRY (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, time and venue:	February 1, 2007, at 10:00AM, at the Company's
headquarters, at Rua Verbo Divino nº 1.356, 1º andar,
Chácara Santo Antônio, São Paulo - SP.

Calling:	Calling held under the terms of the Company's Bylaws.

Attendance:	The members of the Board of Directors, being the
necessary quorum, whose signatures are below in these
minutes.

Presiding Board:	Carlos Henrique Moreira - Chairman.
André Müller Borges - Secretary.

Agenda:

1.	The Members of the Board acknowledged the Company's operating and financial results for the fiscal year ended December 31, 2006.

2.	The Members of the Board acknowledged the Fiscal Council and Independent Auditors' opinion on the results of the fiscal year ended December 31, 2006.

3.
Following acknowledgment of the Fiscal Council's opinion, which recommended approval of the Management Report and the Financial Statements for the fiscal year ended December 31, 2006, presented in accordance the Corporate Law, the Board of Directors approved, for subsequent referral to the Annual Shareholders' Meeting, the Balance Sheet for the fiscal year ended December 31, 2006, the Management Report containing the main social and administrative information and the Financial Statements for the aforementioned fiscal year, as well as the earnings release to be disclosed to the market.

EXTRACT OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 1, 2007.

3.1.	Following the Fiscal Councils review, the Board of Directors approved the Company's projected results validating the effective future use of the tax credits arising from the Company's accrued losses.

4.
The Board of Directors approved the reelection of the current Executive Officers to their current posts for a two-year period beginning in 2007. All the re-elected Officers will remain in their positions until their successors take up office in 2009. The Executive Officers are:

a)
Chief Executive Officer: Mr. FRANCISCO TOSTA VALIM FILHO, Brazilian, married, business administrator, holder of ID card no. 1006855272 SSP/RS and inscribed in the Individual Roll of Taxpayers (CPF) under no. 355.827.150-53,

b)
Chief Financial Officer and Investor Relations Officer: Mr. LEONARDO PORCIÚNCULA GOMES PEREIRA, Brazilian, married, engineer, holder of the ID card no. 81-1- 06001-3-D - CREA-RJ and inscribed in the Individual Roll of Taxpayers (CPF) under no. 606.399.897-72, and

c)
Chief Operating Officer: Mr. JOSÉ ANTÔNIO GUARALDI FÉLIX, Brazilian, married, engineer, holder of the ID card number 3023331204 - SSP-RS and inscribed in the Individual Roll of Taxpayers (CPF)under no.140.448.620-87.

4.1.	The annual fixed compensation of the re-elected Officers will remain unaltered and will be reviewed pursuant to the Company's compensation and organization performance policy.

4.2.
The re-elected Officers are domiciled at Rua Verbo Divino, 1,356, 1º andar, CEP 04719-002, Chácara Santo Antônio, in the city and state of São Paulo, and declared to the meeting that there was no legal obstruction, which prevented them from continuing in their positions.

EXTRACT OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 1, 2007.

5.
The Board Members approved the Company's capital stock increase, within the limit of the authorized capital set forth in the Article 5 of its Bylaws, in the amount of seventy million, four hundred three thousand, nine hundred seventy six reais (R$70,403,976.00), increasing the Company's capital stock from four billion, eighty five million, five hundred sixty four thousand, seven hundred twenty seven reais and twenty nine centavos (R$4,085,564,727.29) to four billion, one hundred fifty five million, nine hundred sixty eight thousand, seven hundred three reais and twenty nine centavos (R$4,155,968,703.29), by means of the capitalization of the tax benefit in that same amount resulting from the goodwill incorporated by the Company, in view of the merger of Globotel Participações S.A., which was succeeded by Roma Participações Ltda. and this, subsequently, by Globo Comunicação e Participações S.A., as allowed by the CVM Instruction #319/99 and pursuant to the provision in the clause 8 of the Merger Protocol of Globotel Participações S.A. This right to be capitalized was obtained by the Company and by the subsidiaries Net Belo Horizonte Ltda., Net Rio S.A., Net Brasília Ltda. and Net São Paulo Ltda. due to the amortization of the goodwill referred to above during 2006, as well as to the tax loss related to the goodwill not used in previous years and also used in 2006.

5.1.
Under the terms of the provision in the aforementioned CVM Instruction and in the Article 171 of Law 6,404, as of 12.15.76, the shares issued will be aimed at the credit capitalization for the use of their holder, Globo Comunicação e Participações S.A., ensuring the other shareholders the option to exercise their preemptive right in the subscription of these shares. The amounts paid by the shareholders who exercise the preemptive right will be delivered directly to Globo Comunicação e Participações S.A., holder of the right to be capitalized.

EXTRACT OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 1, 2007.

5.2.
The capital increase maintains the same proportion of the number of shares of all existing types and classes, and each shareholder will exercise the preemptive right on the shares equal to the ones he/she holds.

5.3.
The term for the exercise of the preemptive right of the Shareholders is thirty (30) days counted from the publication date of these present minutes, and the following conditions must be complied with:

1. AMOUNT OF THE CAPITAL INCREASE

Seventy million, four hundred three thousand, nine hundred seventy six reais (R$70,403,976.00) .

2. NUMBER AND TYPE OF SHARES TO BE ISSUED

NUMBER OF SHARES	TYPE OF SHARES
one million, one hundred forty six thousand, three hundred and fifty four (1,146,354)	Non-par registered, book-entry common shares
one million, eight hundred eighty one thousand, seven hundred and seventy four (1,881,774)	Non-par registered, book-entry preferred shares

2.1.	All the numbers of shares, proportions and prices determined in these minutes must be adequately adjusted in the event of any split or reverse split of shares, bonuses, reclassification or similar event.

2.2.
The Company's capital stock, is hereby ratified, taking into consideration that the said capital increase will be integrated with the use of credits, and shall be submitted to the appreciation and approval of the next extraordinary general meeting the amendment of the Article 5 of the Company's Bylaws, which shall have the following new wording:

"Article 5 - The Capital Stock corresponds to four billion, one hundred fifty five million, nine hundred sixty eight thousand, seven hundred three reais and twenty nine centavos (R$4,155,968,703.29), divided into one hundred eleven million, eight hundred eighty two thousand, one hundred and thirty seven (111,882,137) common shares and one hundred eighty three million, five hundred fifty nine thousand, three hundred and twelve (183,559,312) preferred shares, all non-par registered, book-entry shares. The Capital Stock may be increased up to five billion reais (R$5,000,000,000.00), regardless of the statutory amendment, as provided for by the Article 168 of the Law 6,404/76, by

EXTRACT OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 1, 2007.

deliberation of the Board of Directors, which shall establish the issuance conditions, under the terms of the paragraph 1 of the Article 170 of the Law 6,404/76."

3. ISSUANCE AND SUBSCRIPTION PRICE

R$23.25 each common share and per each preferred share.

4. JUSTIFICATION OF THE ISSUANCE PRICE

The determination of the issuance price of the shares was made based on the weighted average per trading volume of the unit average trading price on the São Paulo Stock Exchange - Bovespa of the preferred shares issued by the Company in the last thirty (30) trading floors immediately previous to the date of this meeting, retroactively counted, as from December 15, 2006 up to January 31, 2007, inclusively, applying a five percent (5%) discount on this average.

The issuance price will be maintained fixed during the period reserved for the exercise of the preemptive right.

5. TERM FOR THE EXERCISE OF THE PREEMPTIVE RIGHT

START: February 2, 2007	END: March 5, 2007.

6. PAYMENT CONDITIONS - PREEMPTIVE EXERCISE

In cash, at the moment of the subscription.

7. AUTHORIZATION TO SUBSCRIBE

7.1. The shareholders who have acquired their shares up to February 1, 2007 (inclusively) will have the right to subscribe.

7.2. The shareholders will receive a subscription list at the address maintained with Banco Itaú S.A. and may exercise the subscription and pay up in the same act in any branch of Banco Itaú S.A.

EXTRACT OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 1, 2007.

7.3. The shareholders whose custody of shares is at CBLC - Brazilian Clearing and Depositary Corporation must exercise their respective rights by means of its custody agents.

8. DIVIDENDS

All the shares that comprise the current capital stock of Net Serviços de Comunicação S.A., including the shares resulting from this capital increase, will participate in the same conditions to all the benefits, including dividends and possible capital remunerations to be declared by Net Serviços de Comunicação S.A.

9. LEFT OVERS

There will be no remainders of subscription right.

10. GENERAL INSTRUCTIONS

The shareholders must go, within the term for the exercise of the preemptive right, to one of the branches of Banco Itaú S.A. to require the Subscription List of Shares, specifying the number of shares to acquire.

11. DOCUMENTATION FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHT

11.1. Individual: Identity Card and Individual Taxpayer's ID (CPF) and residence proof.

11.2. Legal Entity: Articles of Association or Bylaws, as well as the minutes of the meeting which elected the current board of executive officers and address proof.

11.3. In the event of representation by power of attorney, the presentation of the respective instrument will be required, in addition to the documents mentioned in the items above concerning the Grantor.

12. PLACE OF ASSISTANCE

Branches of Banco Itaú S.A.

Closure:	Nothing more to be dealt with, the meeting was closed, drawing up these present minutes which, after being read, were approved and signed by all the attending board members.

Signatures:
Chairman: Jorge Luiz de Barros Nóbrega, Secretary: André Müller Borges, Stefan Alexander, Rossana Fontenele Berto, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, João Adalberto Elek Jr., Mauro Szwarcwald and Hélio Gustavo Villarim dos Santos.

_____________________________________________________________________________
This is a free English translation of the original instrument drawn up in the company's records.

São Paulo -SP, February 1, 2007.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.